UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                           United Road Services, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    911384105
                                 (CUSIP Number)


                                   May 1, 1998
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / /  Rule 13d-1(b)

     /X/  Rule 13d-1(c)

     / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 911384105


     1.   Name of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Edward W. Morawski


     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  / /
          (b)  / /


     3.   SEC Use Only


     4.   Citizenship or Place of Organization
          U.S.A.

                         5.   Sole Voting Power
            Number Of          692,277
              Shares
           Beneficially  6.   Shared Voting Power
          Owned By Each        0
            Reporting
           Person With:
                         7.   Sole Dispositive Power
                               692,277

                         8.   Shared Dispositive Power
                               0

     9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          692,277


     10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
          / /


     11.  Percent of Class Represented by Amount in Row (11)
          5.9%

     12.  Type of Reporting Person (See Instructions)
          IN



ITEM 1.

     (a)  Name of Issuer:

          United Road Services, Inc.

     (b)  Address of Issuer's Principal Executive Offices:

          8 Automation Lane, Albany, New York  12205

ITEM 2.

     (a)  Name of Person Filing:

          Edward W. Morawski

     (b)  Address of Principal Business Office or, if none, Residence:

          8 Automation Lane, Albany, New York  12205

     (c)  Citizenship:

          U.S.A.

     (d)  Title of Class of Securities:

          Common Stock, par value $0.001 per share

     (e)  CUSIP Number:

          911384105

ITEM 3.

     Not Applicable

ITEM 4.        OWNERSHIP

     (a)  Amount beneficially owned:    692,277 shares

     (b)  Percent of class:   5.9%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:         629,277

          (ii) Shared power to vote or to direct the vote:  0

          (iii)  Sole power to dispose or to direct the disposition of:
                 692,277

          (iv) Shared power to dispose or to direct the disposition of:    0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
          Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
          Not Applicable

ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   May 15, 1998
                                   Date

                                   /s/ EDWARD W. MORWASKI
                                   Edward W. Morwaski
                                   Vice President
                                   United Road Services, Inc.